UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON DECEMBER 30, 2013

DATE, TIME, AND PLACE:

December 30, 2013, at 9:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Company´s Board of Directors; and Messrs. Conrado Engel, José Antonio Alvarez Alvarez, Jose Manuel Tejón Borrajo and José de Paiva Ferreira – Directors, and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Ms. Beatriz Arruda Outeiro, to act as the Secretary.

AGENDA:

To approve the proposal of declaration and payment of (i)  Intermediary Dividends based on the Dividend Equalization Reserve account; and of (ii)  Interim Dividends, based on the profit reported on the balance sheet of November, 2013.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(i)        Approved, pursuant to the article 17, item X, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held on December 27, 2013 at 9 a.m., to declare and pay, ad referendum of the General Annual Meeting to be held on 2014 pursuant to article 37, item III, of the Company’s Bylaws, the Intermediary Dividends, based on the Dividend Equalization Reserve account, in the amount of R$ 285,196,062.83 (two hundred and eighty five million, one hundred and ninety six thousand and sixty two reais and eighty three cents), corresponding to R$ 0.686198574 per batch of one thousand (1,000) ordinary shares, R$ 0.754818432  per batch of one thousand (1,000) preferred shares, and R$ 75.481843187 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Intermediary Dividends hereby approved will be the ones registered in the Company’s books at the end of December 30, 2013, including. Therefore, as of December 31, 2013, the Company’s shares shall be traded “Ex-Dividends”. The amount of Intermediary Dividends here approved shall be fully included in the mandatory dividends to be distributed by the Company referring to the fiscal year 2013, and will be paid as of February 26, 2014, without any compensation of monetary restatement; and

[Free English Translation]

(ii)        Approved, pursuant to the article 17, item X, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held on December 27, 2013 at 9 a.m., to declare and pay, ad referendum of the General Annual Meeting to be held on 2014 pursuant to article 37, item III, of the Company’s Bylaws, the Company’s Interim Dividends, based on the profit reported on the balance sheet of November, 2013, in the amount of R$ 714,803,937.17 (seven hundred and fourteen million, eight hundred and three thousand, nine hundred and thirty seven reais and seventeen cents), corresponding to R$ 1.719860498 per batch of one thousand (1,000) ordinary shares, R$ 1.891846548 per batch of one thousand (1,000) preferred shares, and R$ 189.184654791  per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interim Dividends hereby approved will be the ones registered in the Company’s books at the end of December 30, 2013, including. Therefore, as of December 31, 2013, the Company’s shares shall be traded “Ex-Dividends”. The amount of Interim Dividends here approved shall be fully included in the mandatory dividends to be distributed by the Company referring to the fiscal year 2013, and will be paid as of February 26, 2014, without any compensation of monetary restatement.

In the end, the Directors authorized the Board of Executive Officers to take the necessary steps to publish the "Notice to Shareholders", in order to disclosure to the market about the resolutions deliberated on the items above.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, December 30, 2013. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Company´s Board of Directors; and Messrs. Conrado Engel, José Antonio Alvarez Alvarez, Jose Manuel Tejón Borrajo and José de Paiva Ferreira – Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Independents Directors. Beatriz Arruda Outeiro – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Beatriz Arruda Outeiro

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer